Exhibit 99.3

ALGONQUIN POWER & UTILITIES CORP.

AND

AAGES (AY HOLDINGS) B.V.

SALE AND PURCHASE AGREEMENT

ATLANTICA YIELD PLC

CONTENTS

Clause	Page

1.	Interpretation	2

2.	Sale and Purchase	4

3.	Consideration	4

4.	Completion	4

5.	Assignment of Certain Rights under ACIL Luxco SPA	4

6.	Termination	5

7.	Miscellaneous	5

8.	Notices	8

9.	Governing Law	9

10.	Dispute Resolution	9

THIS AGREEMENT is made on 8 March 2018

BETWEEN:

(1)
Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada (corporation number 236237-6) and whose registered office is at 354 David Road, Suite 100, Oakville, Ontario, Canada L6J 2X1 (the “Seller”); and

(2)
AAGES (AY Holdings) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), having its seat (zetel) in Amsterdam, its address at Strawinskylaan 3127, 8th floor, 1077 ZX Amsterdam and registered in the trade register under number 70787255 (the “Purchaser”).

RECITALS:

(A)
Pursuant to a sale and purchase agreement (the “ACIL Luxco SPA”) dated 1 November 2017, as amended, between ACIL Luxco 1, S.A. as seller (“ACIL Luxco”), the Seller as purchaser and Abengoa, S.A. as seller’s guarantor, ACIL Luxco agreed to sell and transfer to the Seller that number of issued ordinary shares of US$0.10 each in the share capital of the Company (rounded up to the nearest whole number) representing as of the date of ACIL Luxco SPA Completion 25 per cent. of the Company’s issued share capital (the “Shares”).

(B)	The Seller has agreed to sell the Shares to the Purchaser, conditional on ACIL Luxco SPA Completion occurring.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“ACIL Luxco” has the meaning given to that term in Recital (A);

“ACIL Luxco SPA” has the meaning given to that term in Recital (A);

“ACIL Luxco SPA Completion” means “Completion” as defined in Schedule 6 to the ACIL Luxco SPA;

“ACIL Luxco SPA Consideration” means “Consideration” as defined in clause 3.1 of the ACIL Luxco SPA as increased by the “Baseline Earn-Out Amount” (as defined in clause 3.5 of the ACIL Luxco SPA) in accordance with clauses 3.5 to 3.8 of the ACIL Luxco SPA;

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with that Person, with the term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London;

“Company” means Atlantica Yield plc, a company incorporated under the laws of England and Wales (registered number 08818211) and whose registered office is at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London, TW8 9DF, United Kingdom;

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement;

“Confidential Information” has the meaning given to that term in Clause 7.2 (Confidentiality);

“Consideration” has the meaning given to that term in Clause 3 (Consideration);

“Encumbrance” has the meaning given to that term in Schedule 6 to the ACIL Luxco SPA;

“Full Title Guarantee” has the meaning given to that term in Schedule 6 to the ACIL Luxco SPA;

“Group” has the meaning given to that term in Schedule 6 to the ACIL Luxco SPA;

“Party” or “Parties” means the Seller and/or the Purchaser, as the context requires;

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, organization, entity, unincorporated organization, or governmental authority; and

“Shares” has the meaning given to that term in Recital (A).

1.2	In this Agreement, except where the context otherwise requires:

1.2.1
a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended or modified and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

1.2.2	words in the singular shall include the plural and vice versa;

1.2.3	references to one gender include other genders;

1.2.4	a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association, a partnership or to an individual’s executors or administrators;

1.2.5	a reference to a Clause shall be a reference to a Clause of this Agreement;

1.2.6	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day;

1.2.7
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction;

1.2.8	references to writing shall include any modes of reproducing words in any legible form and shall include email except where expressly stated otherwise;

1.2.9	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”;

1.2.10	the headings in this Agreement are for convenience only and shall not affect its interpretation; and

1.2.11	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

2.	SALE AND PURCHASE

2.1	Conditional on ACIL Luxco SPA Completion occurring, the Seller shall sell and the Purchaser shall purchase the Shares.

3.	CONSIDERATION

3.1	The consideration for the sale of the Shares shall be the payment by the Purchaser to the Seller of an amount in cash equal to the ACIL Luxco SPA Consideration (the “Consideration”).

4.	COMPLETION

4.1	Completion shall take place immediately following ACIL Luxco SPA Completion.

4.2
At Completion the Seller shall direct ACIL Luxco to transfer the Shares to the Purchaser by way of crediting the Shares through the facilities and in accordance with the procedures of Depository Trust Company to an account or accounts designated by the Purchaser.

4.3	At Completion or such later time as the Seller may agree, the Purchaser shall pay the Consideration to the Seller or as the Seller directs in writing.

5.	ASSIGNMENT OF CERTAIN RIGHTS UNDER ACIL LUXCO SPA

5.1
The Seller hereby assigns to the Purchaser all rights (but not, for the avoidance of doubt, its obligations), other than the right to acquire the Shares from ACIL Luxco, of the Seller under the ACIL Luxco SPA as permitted by clause 14.9 of the ACIL Luxco SPA, and the Seller agrees to notify ACIL Luxco of such assignment.

6.	TERMINATION

6.1	The termination of this Agreement shall not affect:

6.1.1	any rights or obligations which have accrued or become due prior to the date of termination; and

6.1.2
the continued existence and validity of the rights and obligations of the Parties under any provision which is expressly or by implication intended to continue in force after termination (together with those Clauses necessary for their interpretation) including this Clause and Clauses 8 (Notices), 9 (Governing Law) and 10 (Dispute Resolution).

7.	MISCELLANEOUS

Announcements

7.1
Subject to the remaining provisions of this Clause 7.1, no Party shall release any announcement or despatch any announcement or circular relating to this Agreement or the transactions contemplated hereby, unless the other Party has been given a reasonable opportunity to comment on the content to be included in such announcement or circular. Nothing in this Clause 7.1 shall prohibit any Party from making any announcement or despatching any circular as required by law or regulation or any regulatory body or the rules of any stock exchange.

Confidentiality

7.2
Each Party undertakes to the other that, subject to Clause 7.3, unless the prior written consent of the other Party shall first have been obtained it shall, and shall procure that its officers, employees, advisers and agents shall keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for its or their own purposes, any of the confidential information of the other Party. For the purposes of this Clause 7.2, “Confidential Information” is the contents of this Agreement, the ACIL Luxco SPA and any other agreement or arrangement contemplated by this Agreement and:

7.2.1
information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, know-how, customers, suppliers, processes or affairs of the other Party, or any of its group undertakings from time to time; and

7.2.2	any information which is expressly indicated to be confidential in relation to the Party disclosing it (or in relation to any of its group undertakings from time to time),

which any party may from time to time receive or obtain (verbally or in writing or in disk or electronic form) from any other Party as a result of negotiating, entering into, or performing its obligations pursuant to this Agreement and provided that such information concerning the Group in relation to the period before Completion shall not be Confidential Information of the Seller following Completion and such information concerning the Group in relation to the period after Completion shall be Confidential Information of the Purchaser.

7.3	The consent referred to in Clause 7.2 shall not be required for disclosure by a Party of any Confidential Information:

7.3.1
to its officers, employees, advisers and agents, in each case, as may be contemplated by this Agreement or, to the extent required to enable such Party to carry out its obligations under this Agreement and who shall in each case be made aware by such Party of its obligations under this Clause and shall be required by such Party to observe the same restrictions on the use of the relevant information as are contained in Clause 7.2, provided that such Party shall be responsible for any violation of Clause 7.2 by any such officer, employee, adviser or agent;

7.3.2
subject to Clause 7.4, to the extent required by applicable law or by the regulations of any stock exchange or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal;

7.3.3	to the extent that the relevant Confidential Information is in the public domain otherwise than by breach of this Agreement by any Party;

7.3.4	which is disclosed to such Party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied;

7.3.5	which that Party lawfully possessed prior to obtaining it from another, provided that this exception shall not apply to information concerning the Group in relation to the period before Completion;

7.3.6	to any professional advisers to the disclosing party who are bound to the disclosing party by a duty of confidence which applies to any information disclosed; or

7.3.7	to the other Party to this Agreement or pursuant to its terms.

7.4
If a Party becomes required, in circumstances contemplated by Clause 7.3.2, to disclose any information such Party shall (save to the extent prohibited by law) give to the other Party such notice as is practical in the circumstances of such disclosure and shall co-operate with the other Party, having due regard to the other Party’s views, and take such steps as the other Party may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure.

No partnership

7.5
Nothing in the Agreement or in any document referred to in it shall constitute the Parties a partner of any other, nor shall the execution, completion and implementation of this Agreement confer on either Party any power to bind or impose any obligations to any third parties on the other Party or to pledge the credit of the other Party.

Assignment

7.6	No Party may assign its rights under this Agreement.

Third party rights

7.7	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

Entire agreement

7.8
Each of the Parties to this Agreement confirms on behalf of itself and its Affiliates that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.9	Each Party confirms on behalf of itself and its group undertakings that:

7.9.1
in entering into this Agreement it has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out or referred to in this Agreement; and

7.9.2
in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Agreement are those pursuant to this Agreement and no Party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, or in, this Agreement).

Unenforceable provisions

7.10
If any provision or part of this Agreement is void or unenforceable due to any applicable law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

Effect of Completion

7.11	So far as it remains to be performed this Agreement shall continue in full force and effect after Completion. The rights and remedies of the Parties shall not be affected by Completion.

Waiver

7.12
The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other Party or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties. No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy.

Variation

7.13
No variation of this Agreement (or any of the documents referred to in it) shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement however effected.

Counterparts

7.14
This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts together constitute one instrument.

Costs

7.15	The Parties shall pay their own costs in connection with the preparation and negotiation of this Agreement and any matter contemplated by it.

Language

7.16
This Agreement was negotiated in English and, to be valid, all certificates, notices, communications and other documents made in connection with it shall be in English. If all or any part of this Agreement or any such certificate, notice, communication or other document is for any reason translated into any language other than English the English text shall prevail. Each of the Parties understands English and is content for all communications relating to this Agreement to be served on it in English.

8.	NOTICES

8.1	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

8.1.1	must be in writing;

8.1.2
must be left at or delivered by courier to the address of the addressee or sent by pre-paid recorded delivery (airmail if posted to or from a place outside the country of delivery) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this Clause in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this Clause.

8.1.3	The relevant details of each Party at the date of this Agreement are:

Seller

Address:	354 Davis Road, Suite 100
Oakville, Ontario
L6J 2X1, Canada

Facsimile:	(905) 465-4540

Attention:	Chief Executive Officer

Purchaser

Address:	Atrium Building, 8th Floor
Strawinskylaan 3127
1077 ZX Amsterdam
The Netherlands

Facsimile:	0031 88 560 9960

Attention:	Bart van Dijk

8.1.4	must not be sent by electronic mail.

8.2	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with Clause 8.3.

8.3	Subject to Clause 8.4, a notice is deemed to be received:

8.3.1	in the case of a notice left at the address of the addressee, upon delivery at that address;

8.3.2	in the case of a posted letter, on the third day after posting or, if posted to or from a place outside the United Kingdom, the seventh day after posting; and

8.3.3
in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

8.4
A notice received or deemed to be received in accordance with Clause 8.1 above on a day which is not a Business Day, or after 5pm on any Business Day, shall be deemed to be received on the next following Business Day.

9.	GOVERNING LAW

9.1
This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

10.	DISPUTE RESOLUTION

10.1
Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

10.2
Each Party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

10.3
Regardless of whether the courts of any country other than England have jurisdiction to consider a dispute falling within this Clause 10 each Party irrevocably undertakes that it will neither issue nor cause to be issued originating or other process in respect to such a dispute in any jurisdiction other than England.

10.4
In the event that any Party commences an action in the courts of any country other than England (a “foreign action”), the Party which commenced the foreign action shall indemnify the other Party in respect of any and all costs and liabilities which it has incurred in connection with the foreign action, whether or not those costs and liabilities would be recoverable apart from the provisions of this Clause.

10.5
Each Party agrees that without preventing any other mode of service, any document in an action (including, a claim form or any other document to be served under the Civil Procedure Rules may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 8 (Notices) and each Party undertakes to maintain such an address at all times in the United Kingdom and to notify the other Parties in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under Clause 8 (Notices).

[Signature page follows]

IN WITNESS of which the Parties have executed this Agreement on the date first mentioned above.

EXECUTED by the parties:

Signed by	)
a duly authorised	)
representative of	)
Algonquin Power &	)
Utilities Corp.	) /s/ I. E. Robertson
Name: I. E. Robertson
Title: Chief Executive Officer

Signed by	)
duly authorised	)
representatives of	)
AAGES (AY	)
Holdings) B.V.	) /s/ I. E. Robertson
Name: I. E. Robertson
Title: Managing Director A
)
)
)
)
) /s/ B. van Dijk
Name: B. van Dijk
Title: Managin Director B

[Signature page to Sub-Sale SPA]